Exhibit 99.1

This notice relates to the disclosure of information that qualified or may have qualified as inside information within the meaning of Article 7(1) of the Market Abuse Regulation (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Market Abuse Regulation”).

SEE “IMPORTANT INFORMATION” BELOW.

10 May 2022

Burford Capital plc (the “Issuer”)

£90,000,000 6.50 per cent. guaranteed bonds due 2022 (the “Bonds”)

ISIN: XS1088905093

Notice of Early Redemption of Bonds at the Option of the Issuer

This notice is in respect of the Bonds which are constituted by the trust deed, dated 19 August 2014 (as amended, supplemented or otherwise modified to the date hereof, the “Trust Deed”), by and among the Issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee (the “Trustee”). Capitalised terms used in this notice but not defined herein have the meanings ascribed to them in the Trust Deed.

NOTICE IS HEREBY GIVEN in accordance with Condition 14 (Notices) that, pursuant to Condition 8.3 (Redemption at the Option of the Issuer), the Issuer intends to redeem the aggregate principal amount of the Bonds that remain outstanding in full on 25 May 2022 (the “Repayment Date”).

The redemption price payable in respect of the Bonds will be calculated in accordance with Condition 8.3 (Redemption at the Option of the Issuer), being the higher of (i) 100 per cent. of the principal amount of the Bonds and (ii) the principal amount of the Bonds multiplied by the price, as reported to the Issuer and the Trustee by the Financial Adviser, at which the Gross Redemption Yield on the Bonds on the Make-Whole Reference Date (being 20 May 2022) is equal to the Gross Redemption Yield (determined by reference to the middle market price) at 11.00 a.m. (London time) on the Make-Whole Reference Date of the Reference Bond, plus 1.00 per cent., all as determined by the Financial Adviser.

The Financial Adviser has determined that the 0.5 per cent. Treasury Stock due 22 July 2022 is appropriate as the Reference Bond (in substitution for the 4.00 per cent. Treasury Stock due 2022, originally referenced in Condition 21 (Definitions), which has matured).

The Issuer has appointed Allia C&C (a brand name of City & Continental Limited) of Cheyne House, Crown Court, 62-63 Cheapside, London EC2V 6AX as the Financial Adviser pursuant to Condition 8.3 (Redemption at the Option of the Issuer).

On the Repayment Date, the Issuer shall also pay any accrued but unpaid interest on the Bonds up to (but excluding) the Repayment Date.

This notice is given by Burford Capital Limited (“Burford”) on behalf of Burford Capital plc and contains information that qualified or may have qualified as inside information within the meaning of Article 7(1) of the UK Market Abuse Regulation. For the purposes of the UK Market Abuse Regulation and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, this notice is made by the directors of Burford Capital plc, namely Craig Arnott, Philip Braverman, Leslie Paster and Michael Redman.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Important information

This notice does not constitute, or form a part of, any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Forward-looking statements

This notice contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in Burford’s periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information sent to its security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this notice. Significant factors that may cause actual results to differ from those Burford expects include those discussed under “Risk Factors” in its Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates, are consistent with the forward-looking statements contained in this notice, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this notice, whether as a result of new information, future events or otherwise.